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                                                                    EXHIBIT 23.2

                         Independent Auditor's Consent

The Board of Trustees of
Archstone Communities Trust

We consent to the incorporation by reference in this registration statement on Form S-8 of Archstone Communities Trust 1996 Share Option Plan for Outside Trustees, of our report dated January 31, 1998, except as to Note 13 which is as of March 6, 1998, relating to the balance sheets of Security Capital Pacific Trust as of December 31, 1997 and 1996, the related statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and the related schedule as of December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of Security Capital Pacific Trust.

KPMG Peat Marwick LLP


Chicago, Illinois
August 6, 1998